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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                               HEALTHSOURCE, INC.
                           (NAME OF SUBJECT COMPANY)

                             CHC ACQUISITION CORP.
                               CIGNA CORPORATION
                                   (BIDDERS)

                          COMMON STOCK, $.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  42221E 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             THOMAS J. WAGNER, ESQ.
                               CIGNA CORPORATION
                               ONE LIBERTY PLACE
                        PHILADELPHIA, PENNSYLVANIA 19192
                                  215-761-6028
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:

                          C. DOUGLAS KRANWINKLE, ESQ.
                             O'MELVENY & MYERS LLP
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                  212-326-2000

                               FEBRUARY 27, 1997
        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)

                           CALCULATION OF FILING FEE

                     TRANSACTION VALUATION* $1,551,656,244

                        AMOUNT OF FILING FEE $310,331.25
---------------
 * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 71,340,517 shares of common stock, $.10 par value (the "Shares"), of Healthsource, Inc. (the "Company") at a price per Share of $21.75 in cash (the "Offer Price"). Such number of shares represents all the Shares outstanding as of January 31, 1997 plus all Shares issuable pursuant to options granted under the Company's stock option and employee stock purchase plans, pension plans and other similar employee benefit plans.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: none
Form or registration no.: n/a
Filing party: n/a
Date filed: n/a

                         (Continued on following pages)

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

CUSIP NO. 42221E 10 4            14D-1 AND 13D                 Page 2 of 3 Pages

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   1.  Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons
       CHC ACQUISITION CORP.
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   2.  Check the Appropriate Box if a Member of a Group
       (a) [ ]
       (b) [ ]
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   3.  SEC Use Only
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   4.  Source of Funds
       AF
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   5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or
       2(f) [ ]
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   6.  Citizenship or Place of Organization
       New Hampshire
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   7.  Aggregate Amount Beneficially Owned By Each Reporting Person*
       4,332,760
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   8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares [ ]
---------------------------------------------------------------------------------------------
   9.  Percent of Class Represented By Amount in Row (7)*
       Approximately 6.1% of the Shares outstanding on a fully diluted basis as of January
         31, 1997.
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  10.  Type of Reporting Person
       CO
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

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* See footnote on following page.

CUSIP NO. 42221E 10 4            14D-1 AND 13D                 Page 3 of 3 Pages

---------------------------------------------------------------------------------------------
   1.  Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons
       CIGNA Corporation
---------------------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group
       (a) [ ]
       (b) [ ]
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   3.  SEC Use Only
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   4.  Source of Funds
       WC/OO
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   5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or
       2(f) [ ]
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   6.  Citizenship or Place of Organization
       Delaware
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   7.  Aggregate Amount Beneficially Owned By Each Reporting Person*
       4,332,760
---------------------------------------------------------------------------------------------
   8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares [ ]
---------------------------------------------------------------------------------------------
   9.  Percent of Class Represented By Amount in Row (7)*
       Approximately 6.1% of the Shares outstanding on a fully diluted basis as of January
       31, 1997.
---------------------------------------------------------------------------------------------
  10.  Type of Reporting Person
       CO
---------------------------------------------------------------------------------------------

---------------

* On February 27, 1997, CIGNA Corporation, a Delaware corporation ("Parent"), and CHC Acquisition Corp., a New Hampshire corporation and an indirect wholly owned subsidiary of Parent (the "Purchaser"), entered into a Tender Agreement and Irrevocable Proxy (the "Tender Agreement") with Dr. Norman C. Payson, the Chief Executive Officer and President of the Company and the owner of an aggregate of 4,332,760 Shares (representing approximately 6.1% of the Company's outstanding Shares on a fully diluted basis). Pursuant to the Tender Agreement, Dr. Payson has agreed to tender pursuant to and in accordance with the terms of the Offer (as defined in the Offer to Purchase) the number of Shares owned by him. Dr. Payson has also appointed Purchaser and its designees as proxies to vote his Shares as provided for in the Tender Agreement (including, but not limited to, to vote in favor of the Merger (as defined in the Offer to Purchase), the execution and delivery by the Company of the Merger Agreement (as defined in the Offer to Purchase) and the approval and adoption of the Merger and the terms thereof and each of the other actions contemplated by the Merger Agreement and the Tender Agreement and any actions required in furtherance thereof). The Tender Agreement is described more fully in Section 12 -- "Purpose of the Offer, Merger, Merger Agreement, Tender Agreement and Consulting Agreement" of the Offer to Purchase dated March 6, 1997 (the "Offer to Purchase").

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $.10 per share (the "Shares"), of Healthsource, Inc., a New Hampshire corporation, at $21.75 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, as amended or supplemented from time to time, together constitute the "Offer"). This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by Parent and the Purchaser of beneficial ownership of the Shares subject to the Tender Agreement. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Healthsource, Inc., a New Hampshire corporation (the "Company"). The address of the Company's principal executive offices is Two College Park Drive, Hooksett, New Hampshire 03106.

     (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 -- "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(d), (g) This Statement is filed by the Purchaser and Parent. The information set forth in the Introduction, in Section 9 -- "Certain Information Concerning the Purchaser and Parent" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, none of the Purchaser Entities (as defined in the Offer to Purchase) nor, to their knowledge, any of the persons listed in Schedule I (Directors and Executive Officers) to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a) Not applicable.

     (b) The information set forth in Section 11 -- "Background of the Offer; Contacts with the Company" and in Section 12 -- "Purpose of the Offer, Merger, Merger Agreement, Tender Agreement and Consulting Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(b) The information set forth in Section 10 -- "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS

     (a)-(g) The information set forth in the Introduction, in Section
7 -- "Effect of the Offer on the Market for the Shares; NYSE Listing and Exchange Act Registration" and in Section 12 -- "Purpose of the Offer, Merger, Merger Agreement, Tender Agreement and Consulting Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)-(b) The information set forth in the Introduction and in Section 12 -- "Purpose of the Offer, Merger, Merger Agreement, Tender Agreement and Consulting Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in the Introduction, in Section 9 -- "Certain Information Concerning the Purchaser and Parent," in Section 11 -- "Background of the Offer; Contacts with the Company," and in Section 12 -- "Purpose of the Offer, Merger, Merger Agreement, Tender Agreement and Consulting Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in the Introduction, in Section 16 -- "Fees and Expenses" and in Section 17 -- "Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in Section 9 -- "Certain Information Concerning the Purchaser and Parent," of the Offer to Purchase, including the financial statements and related notes thereto incorporated by reference in Section 9, is incorporated herein by reference. The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold shares being sought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION

     (a) The information set forth in the Introduction, in Section 9 -- "Certain Information Concerning the Purchaser and Parent," in Section 11 -- "Background of the Offer; Contacts with the Company," and in Section 12 -- "Purpose of the Offer, Merger, Merger Agreement, Tender Agreement and Consulting Agreement" of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) The information set forth in Section 12 -- "Purpose of the Offer, Merger, Merger Agreement, Tender Agreement and Consulting Agreement" and in
Section 15 -- "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 -- "Effect of the Offer on the Market for the Shares; NYSE Listing and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     (a)(1) Offer to Purchase, dated March 6, 1997.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Form of Summary Advertisement, dated March 6, 1997.

     (a)(8) Text of Press Release, dated February 28, 1997.

     (a)(9) Text of Press Release, dated March 6, 1997.

     (b) None.

     (c)(1) Agreement and Plan of Merger dated as of February 27, 1997 by and among Parent, the Purchaser and the Company.

     (c)(2) Tender Agreement and Irrevocable Proxy dated as of February 27, 1997 by and among Parent, the Purchaser and Dr. Norman C. Payson.

     (c)(3) Confidentiality Agreement dated as of January 31, 1997 by and between Parent and the Company.

     (c)(4) Consulting Agreement dated as of February 27, 1997 by and between Parent and Dr. Norman C. Payson.

     (d) None.

     (e) Not applicable.

     (f) None.

                                   SIGNATURES

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                          Dated: March 6, 1997

                                          CHC ACQUISITION CORP.

                                          By: /s/ ROBERT L. ROSE

                                          --------------------------------------
                                          Name: Robert L. Rose
                                          Title: President

                                          CIGNA CORPORATION

                                          By: /s/ MORDECAI SCHWARTZ

                                          --------------------------------------
                                          Name: Mordecai Schwartz
                                          Title: Vice President

                                 EXHIBIT INDEX

EXHIBIT                                                                               PAGE NO.
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
(a)(1)    Offer to Purchase, dated March 6, 1997.
(a)(2)    Letter of Transmittal.
(a)(3)    Notice of Guaranteed Delivery.
(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
          Nominees.
(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees.
(a)(6)    Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.
(a)(7)    Form of Summary Advertisement, dated March 6, 1997.
(a)(8)    Text of Press Release, dated February 28, 1997.
(a)(9)    Text of Press Release, dated March 6, 1997.
(c)(1)    Agreement and Plan of Merger dated as of February 27, 1997 by and among
          Parent, the Purchaser and the Company.
(c)(2)    Tender Agreement and Irrevocable Proxy dated as of February 27, 1997 by and among Parent, the Purchaser and Dr. Norman C. Payson.
(c)(3)    Confidentiality Agreement dated as of January 31, 1997 by and between
          Parent and the Company.
(c)(4)    Consulting Agreement dated as of February 27, 1997 by and between Parent and Dr. Norman C. Payson.